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                     [VIAL, HAMILTON, KOCH & KNOX, L.L.P.]



GARY L. WOOLFOLK
   (214) 712-4344



                                August 10, 1998



Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

         Re:     File No:         333-60051
                 Registrant:      Micro Media Solutions, Inc.
                 Form:            SB-2
                 Filing Date:     July 28, 1998

Ladies & Gentlemen:

         With respect to the above referenced filing, the statement regarding the delay of the effective date as provided by Rule 473 was inadvertently omitted from the cover page of the Form SB-2. Please consider this letter as an amendment with respect to Rule 473 by including the following:

                 The Registrant hereby mends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         If you have any comments, please contact me.


                                        Yours very truly,

                                        /s/ GARY L. WOOLFOLK

                                        Gary L. Woolfolk